SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2005

Telefónica de Argentina S.A.

(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.

(Translation of registrant’s name into English)

Avenida HUERGO 723 Ground Floor (C1107AOH) Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS
Item

1	Letter, dated April 1, 2005, to the National Securities and Exchange Commission of Argentina regarding the repurchase of the Company’s corporate bonds.

Telefónica de Argentina S.A.	Item 1

Buenos Aires, April 1, 2005.

Messrs.
Comisión Nacional de Valores [National Securities and Exchange Commission]

Ref.: Class LESEP Series May/05

Dear Sirs:

          I take this opportunity to write to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, in order to inform that the Company has repurchased its corporate bonds as follows:

03/30/05 Class LESEP Series May/05 - $19,455,000, Remaining Amount $143,809,000.

           Please note that the Company will pay off the above mentioned bonds in short.

          Yours sincerely,

          /s/ Pablo Luis Llauró

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	April 5, 2005	By:	/s/ Pablo Luis Llauró

			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel